Filed by SmartFinancial, Inc.
(Commission File No. 333-203449)
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: Progressive Financial Group Inc.
Date: October 29, 2019

The following correspondence was provided to the employees of
SmartFinancial, Inc.

***

Team,

Today we announce that SmartBank will enter into a definitive agreement to acquire Jamestown, TN-based Progressive Savings Bank.  This is an outstanding next step in the growth of our company as we continue building the Southeast’s next great community banking franchise – creating a bank that will have approximately $2.7 billion in assets.

Acquiring Progressive Savings Bank, with approximately $300 million in assets, $264 million in deposits and $200 million in loans, gives us the opportunity to expand further into Middle Tennessee picking up six branches in Cookeville, Jamestown, Crossville (3) and Wartburg. The footprint makes a lot of sense to us given that we already have a strong foundation in neighboring communities (Tullahoma and Murfreesboro), making the expansion a great strategic fit.

In the coming weeks you will hear more from us on the timeline, specifics of the acquisition and integration process.  As with any business transaction of this nature, the deal is subject to regulatory approval and customary closing conditions.  At this time we anticipate completing the acquisition in the first half of 2020, with the systems conversion and re-branding late in the second quarter of 2020.

To help with any questions, we have included a copy of the press release.  All communication regarding this announcement will be handled through online channels, local media distribution and bank websites.  Should you have any other questions, feel free to reach out to me or Miller. If we are not available, get your questions to Kelley Fowler, and she will coordinate with me.

What a great next move for our company – because of your hard work and dedication to this company, we are in a position to take advantage of these growth opportunities.  On behalf of the Board of Directors, thank you for all you’ve done to make this possible.  It’s an honor and privilege to work with each of you.

With sincerest regards,

Billy

Forward-Looking Statements

Statements in this communication may not be based on historical facts and may be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by reference to future period(s) or by the use of forward-looking terminology, such as “anticipate,” “estimate,” “expect,” “foresee,” “may,” “might,” “will,” “would,” “could” or “intend,” future or conditional verb tenses, and variations or negatives of such terms. These forward-looking statements include, without limitation, statements relating to the expected impact of the Proposed Transaction between SmartFinancial, Inc. (“SmartFinancial” or the “Company”) and Progressive Financial Group Inc. (“PFG”) (the “Proposed Transaction”) on the combined entities’ operations, financial condition, and financial results, (ii) expectations regarding the ability of the Company and PFG to successfully integrate the combined businesses, and (iii) the amount of cost savings and other benefits that are expected to be realized as a result of the Proposed Transaction. Readers are cautioned not to place undue reliance on the forward-looking statements contained in this communication because actual results could differ materially from those indicated in such forward-looking statements due to a variety of factors. These factors, include, but are not limited to, the ability to obtain regulatory approvals and meet other closing conditions required to complete the Proposed Transaction, including necessary approvals by PFG’s shareholders on the expected terms and schedule, delay in closing the Proposed Transaction, difficulties and delays in integrating the PFG businesses or fully realizing cost savings from and other anticipated benefits of the Proposed Transaction, business disruption during and following the Proposed Transaction, changes in interest rates and capital markets, inflation, customer acceptance of the combined business’s products and services, and other risk factors. Other relevant risk factors may be detailed from time to time in the Company’s press releases and filings with the Securities and Exchange Commission (the “SEC”). All forward-looking statements, expressed or implied, included in this communication are expressly qualified in their entirety by the cautionary statements contained or referred to herein. Any forward-looking statement speaks only as of the date of this communication, and neither the Company nor PFG undertake any obligation, and each specifically declines any obligation, to revise or update these forward-looking statements, whether as a result of new information, future developments or otherwise.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the Proposed Transaction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer or solicitation would be unlawful.

In connection with the Proposed Transaction, the Company will file with the SEC a registration statement on Form S-4 (the “Registration Statement”) that will include a proxy statement of PFG and a prospectus of the Company (the “Proxy Statement-Prospectus”), and the Company may file with the SEC other relevant documents concerning the Proposed Transaction. The definitive Proxy Statement-Prospectus will be mailed to the shareholders of PFG. SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT-PROSPECTUS REGARDING THE PROPOSED TRANSACTION CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BY THE COMPANY, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Free copies of the Proxy Statement-Prospectus, as well as other filings containing information about the Company, may be obtained at the SEC’s Internet site (http://www.sec.gov), when they are filed by the Company. You will also be able to obtain these documents, when they are filed, free of charge, from the Company at www.smartfinancialinc.com. Copies of the Proxy Statement-Prospectus can also be obtained, when it becomes available, free of charge, by directing a request to SmartFinancial, Inc., 5401 Kingston Pike, Suite 600, Knoxville, TN 37919, Attention: Investor Relations, Telephone: (865) 453-2650 or to PFG, 500 North Main Street, Jamestown, Tennessee 38556, Attention: Ottis Phillips, Telephone: (615) 563-8011.

Participants in the Solicitation

The Company, PFG and certain of their directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the shareholders of PFG in connection with the Proposed Transaction. Information about the Company’s directors and executive officers is available in its proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on March 19, 2019. Information regarding all of the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement-Prospectus pertaining to the Proposed Transaction and other relevant materials to be filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.